

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2020

Geoff McDonough, M.D.
President and Chief Executive Officer
Generation Bio Co.
301 Binney Street
Cambridge, MA 02142

      Re: Generation Bio Co.
          Draft Registration Statement on Form S-1
          Submitted April 10, 2020
          CIK No. 0001733294

Dear Dr. McDonough:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Overview, page 1

1. Please clarify here in the Overview, and throughout your registration statement where appropriate, that you are a preclinical stage company and that you currently have no marketable products or product candidates. In this regard, we note your disclosure on page 5 and page 16 regarding risks associated with your business and the status of your research and development.

2. Please revise to clarify the term "capsid-free" and briefly explain its significance to your manufacturing process.

Our portfolio, page 3

3.   Please clarify what "lead optimization" means as it relates to your graphic here and at page 110. Also, for context, revise your graphic to indicate the material stages you will need to complete before marketing your product. For instance, include columns for each of Phase 1, 2 and 3 clinical trials.

4.   Please revise the pipeline chart to identify the programs listed as "undisclosed" and specify the indications they target, or remove these programs from the chart here and in the Business section.

5.   Briefly expand your Summary to disclose the status of intellectual property that is material to your portfolio. For example, state whether you own the intellectual property, whether you have any patent applications, or if you license intellectual property. Also indicate any license upon which your research and development depends.

Use of Proceeds, page 85

6.   We note your disclosure that one intended use of the proceeds from this offering is to fund continued research and development of your programs, including preclinical and IND-enabling studies. Please specify the programs that will be advanced and how far into the preclinical or IND-enabling studies you expect to reach with the proceeds from this offering.

Business
Summary of limitations of current approaches, page 114

7.   In your graphic and throughout your disclosure where you discuss the drawbacks of therapy approaches other than your own, clarify that your approach has not yet been approved for treatment and that the contrasts with other approaches may not be direct comparison. Please also balance your disclosure, as applicable, to discuss whether there are challenges or uncertainties with respect to developing your therapies.

Our non-viral gene therapy platform, page 117

8.   Please revise so that the charts and graphics in this section are legible and readers are able to tell what the graphic is intended to describe. For instance, please enlarge the graphs on the right on page 117 so that the axes and legends are legible. On page 118, please include a narrative describing what the graphic under "ceDNA purity at 200-liter manufacturing scale" is intended to depict.

License agreements
License agreement with the National Institute of Health, page 148

9.   Please disclose when the last-to-expire patent is scheduled to expire. Provide similar disclosure with respect to the University of Massachusetts license agreement.

Executive compensation
Summary compensation table, page 184

10. We note that in your narrative you state that none of your executive officers named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary. Please clarify and disclose where you deem appropriate whether you have any material employment agreements covering any other aspect of employment. If so, please file any such agreements as exhibits to your registration statement.

Description of capital stock
Preferred stock, page 205

11. Provide the conversion ratio for each class of preferred shares that will automatically convert into common stock upon the closing of this offering.

Registration rights, page 206

12. Expand your disclosure to discuss the circumstances under which the referenced holder will have the right to require you to register their shares under the Securities Act.

Description of Capital Stock
Exclusive Forum Provision, page 208

13. We note your disclosure that the exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. Your form of restated certificate of incorporation, filed as Exhibit 3.1, does not reference either Act. Please revise the forum selection provision for consistency with disclosure in the prospectus. In addition, please revise your disclosure to state that investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

General

14. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at 202-551-7237 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Molly Fox